Jason L. Kent

T: +1 858 550 6044

jkent@cooley.com

May 6, 2013

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Hot Topic, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 24, 2013
File No. 000-28784

Ladies and Gentlemen:

On behalf of Hot Topic, Inc. (“Hot Topic” or the “Company”) we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (the “Second Amended Proxy Statement”) to the Company’s Preliminary Proxy Statement on Schedule 14A, initially filed with the Commission on March 25, 2013 and amended pursuant to Amendment No. 1 filed with the Commission on April 24, 2013 (the “First Amended Proxy Statement”). Set forth below are the Company’s responses to the comments of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated May 3, 2013 from John Reynolds, Assistant Director. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering one courtesy copy of the Second Amended Proxy Statement and one courtesy copy of this letter to Mr. Reynolds. In addition, we are delivering to Mr. Reynolds one courtesy copy of the Second Amended Proxy Statement marked to show the changes made to the First Amended Proxy Statement.

General

1.	We note your response to comment 1 in our letter dated April 20, 2013. Please tell us supplementally, with a view toward revised disclosure, (i) whether the initial meeting between Sycamore’s managing partner and Ms. Harper was pre-arranged, (ii) whether there was any understanding between Sycamore and Ms. Harper during the time that she was engaged in the negotiations, and (iii) when did Sycamore know that it would seek to maintain Ms. Harper in her position as CEO and director and to agree with her to roll over her equity into the new holding company. Also, we note your reference to a transaction committee in connection to the time at which Ms. Harper suspended her role in the negotiations of the transaction with Sycamore: please describe the formation of the committee, its members, and its duties and authority.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

May 6, 2013

Page Two

The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

With respect to clause (i) of the Staff’s comment, the Company respectfully advises the Staff that the initial meeting between Ms. Harper and Mr. Kaluzny of Sycamore Partners Management, L.L.C. and its affiliates (“Sycamore”) was not pre-arranged for the purpose of discussing a potential strategic transaction between Sycamore and the Company. The dinner on November 20, 2012 was initially arranged for Ms. Harper and Mr. James Schwartz, the Chief Executive Officer of TSAM Holdings, LLC, one of the Company’s new suppliers, to get better acquainted. Mr. Schwartz, as a business acquaintance of each of Ms. Harper and Mr. Kaluzny, invited Mr. Kaluzny to attend the dinner. The Company has revised the disclosure on page 21 of the Second Amended Proxy Statement in accordance with the Staff’s comment.

With respect to clause (ii) of the Staff’s comment, the Company respectfully advises the Staff that there was no understanding between Ms. Harper and Sycamore during the time that Ms. Harper was engaged in discussions with Mr. Kaluzny with respect to the proposed merger of the Company with a subsidiary of 212F Holdings LLC (the “Merger”). In addition, the Company would like to clarify for the Staff that with the exception of Sycamore’s initial indication of interest in acquiring the Company made on November 20, 2012 and preliminary discussions of the price offered by Sycamore on December 22, 2012 and December 30, 2012, at no point did Ms. Harper engage in negotiations with respect to the terms of the Merger. As described in the First Amended Proxy Statement, Ms. Harper first learned of Sycamore’s interest in retaining the Company’s current management on January 22, 2013. From and after that time, Ms. Harper ceased to participate as a member of the transaction committee of the Company’s board of directors (the “Transaction Committee”) and was not involved in negotiations with respect to the terms of the Merger. Prior to January 22, 2013, Ms. Harper participated in initial due diligence meetings with representatives of Sycamore and engaged in discussions with Mr. Kaluzny regarding the proposed Merger (as described in the First Amended Proxy Statement); however, with the exception of the price offered by Sycamore, no substantive terms of the proposed Merger were negotiated during such discussions. In fact, it was not until February 10, 2013 when Cooley LLP (“Cooley”) discussed the material terms of a draft merger agreement prepared by Cooley with the Transaction Committee (which, by that time, no longer included Ms. Harper), and it was not until the following day that the draft merger agreement was sent to Sycamore. Negotiations with Sycamore regarding the specific terms of the Merger did not begin until after February 17, 2013, when Cooley received a revised draft of the merger agreement from Sycamore’s counsel. Ms. Harper was not involved in any such negotiations, as described on page 27 of the First Amended Proxy Statement. Furthermore, the Company respectfully submits to the Staff that Ms. Harper and Sycamore did not reach an agreement with respect to her support agreement and rollover commitment letter, including proposed amendments to her employment agreement to be effective as of the closing of the transaction, until March 6, 2013, the day that the definitive merger agreement was signed. The Company has revised the disclosure on page 24 of the Second Amended Proxy Statement in accordance with the Staff’s comment to confirm that there was no understanding between Ms. Harper and Sycamore during the time that Ms. Harper was engaged in discussions with Mr. Kaluzny with respect to the Merger.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

May 6, 2013

Page Three

With respect to clause (iii) of the Staff’s comment, the Company respectfully advises the Staff that as described above and on page 23 of the First Amended Proxy Statement, Ms. Harper did not learn that Sycamore had an interest in retaining the Company’s current management until January 22, 2013 (at which time Ms. Harper ceased to participate as a member of the Transaction Committee and after which time Ms. Harper was not involved in any negotiations with respect to the terms of the Merger). The Company and Ms. Harper did not learn of Sycamore’s intention to have Ms. Harper roll over her equity until February 17, 2013, when Sycamore’s counsel delivered to Cooley a revised draft of the merger agreement. Sycamore’s initial proposal, which was rejected by Ms. Harper, required Ms. Harper to roll over all of her equity in the company on a pre-tax basis and would have resulted in an investment by Ms. Harper of approximately $10 million. As described on page 27 of the First Amended Proxy Statement, Ms. Harper, through her counsel, extensively negotiated the terms of her arrangement with Sycamore between March 1, 2013 and March 6, 2013 (which negotiations were separate and apart from the negotiations regarding the merger agreement, in which Ms. Harper did not participate). Ms. Harper did not finally agree to post-closing employment with the Company or to roll over any equity until March 6, 2013, the day that the definitive merger agreement was signed. In response to the Staff’s comment, the Company has been subsequently advised by Sycamore that Sycamore intended to maintain Ms. Harper in her position as CEO and director and to request her to roll over her equity into the new holding company (without communicating such intention to Ms. Harper) as early as January 22, 2013. However, the Company respectfully submits to the Staff that the relevant consideration for purposes of determining the applicability of Rule 13e-3 to the Merger should not be when Sycamore first formed a unilateral intention to maintain Ms. Harper in her position as CEO and director and to request her to roll over her equity into the new holding company, but when Sycamore first communicated such an intention to Ms. Harper (February 17, 2013) and when Ms. Harper agreed to such an arrangement, which agreement did not occur until March 6, 2013, the day that the definitive merger agreement was signed.

With respect to the last sentence of the Staff’s comment, the Company respectfully advises the Staff that the Transaction Committee was formed on January 6, 2013 and initially consisted of Mr. Drapkin, Mr. Kyees and Ms. Harper, as described on page 22 of the First Amended Proxy Statement. Ms. Harper ceased to participate as a member of the Transaction Committee on January 22, 2013, immediately upon learning that Sycamore expressed interest in retaining current members of the management team, as described on page 23 of the First Amended Proxy Statement. As described on page 22 of the First Amended Proxy Statement, the Transaction Committee was formed in order to more efficiently manage a potential process of reviewing strategic alternatives, and was directed to evaluate any specific proposals or offers received by the Company and make recommendations to the board of directors with respect to such proposals. The Company would like to clarify for the Staff that the Transaction Committee did not have the authority to independently approve or reject any proposed transactions; rather, such authority remained solely with the Company’s full board of directors, which, with the exception of Ms. Harper, consists entirely of independent directors within the meaning of applicable Nasdaq Stock Market listing standards. The Company has revised the disclosure on page 22 of the Second Amended Proxy Statement to clarify this.

Other Considerations, page 44

2.	We note your response to comment 12 in our letter dated April 20, 2013, and we partially reissue the comment. Please provide a narrative and quantitative description of the fees

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

May 6, 2013

Page Four

paid or to be paid to any affiliates of Guggenheim Securities in connection with the various services described in the first full paragraph on page 46. If such information is not available or would require unreasonable effort or expense to obtain, please revise your disclosure to provide a narrative description of the fees paid or to be paid and an explanation of the reasons why such additional information is unavailable.

The Company acknowledges the Staff’s comment and would like to clarify for the Staff that as of the date hereof no fees have been paid to either Guggenheim Securities or any of its affiliates with respect to the various services described in the fourth full paragraph on page 46 of the First Amended Proxy Statement, and there are no arrangements or agreements in place for the Company to pay any fees to either Guggenheim Securities or its affiliates (other than the transaction fee payable in connection with the Merger). The Company has revised the disclosure on page 46 of the Second Amended Proxy Statement to clarify this.

**********

The Company has authorized us to confirm on its behalf that it acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses and the related revisions to the Original Proxy Statement will be acceptable to the Staff. Please do not hesitate to call me at (858) 550-6044 or Jonathan Block at (626) 839-4681 x2250 with any comments or questions regarding the Amended Proxy Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Jason L. Kent, Esq.

Jason L. Kent, Esq.

cc:	Jonathan Block, Esq. (Hot Topic, Inc.)
Barbara L. Borden, Esq. (Cooley LLP)
Rama Padmanabhan, Esq. (Cooley LLP)
Jonathan R. Russo, Esq. (Cooley LLP)

838119 v2/SD

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM